Exhibit 99.1

Clearmind Medicine Advances its Proprietary Psychedelic- Based Synthetic Alcohol Beverage Product

The global market of no- and low-alcohol beverages estimated at over $13 billion in 2023

Vancouver, Canada, May 10, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announces advancement in its proprietary MEAI- based alcohol substitute beverage program.

The Company has completed most of the pre-clinical studies required for a novel-food application submission according to novel foods and food additives legislation and regulations accepted in many jurisdictions worldwide.

Clearmind’s alcohol substitute was granted patents in the U.S., India and Europe. This project is being led by former Red Bull Canada and Juul Labs Canada executive, Nicholas Kadysh, serving as an Executive Special Advisor to the Company.

Dr. Adi Zullof-Shani, CEO of Clearmind, stated, “As we push the boundaries of innovation within the beverage industry, Clearmind’s proprietary MEAI-based, ethanol free, alcohol substitute presents a significant health-focused alternative that aligns with the growing global trend towards no- and low-alcohol consumption. We believe that this progress is a signal to the market that we are on the verge of introducing a groundbreaking product that will allow the benefits of drinking without the health implications that complies with consumer health trends.”

According to a report by IWSR, the leader in global beverage alcohol data and insights, no- and low-alcohol consumption across the world’s leading 10 no/low markets, which account for approximately 70% of global no/low-alcohol volumes, grew by +5% in volume in 2023, and the market is now worth over $13 billion. The no/low alcohol category is forecast to grow at a volume CAGR of +6% between 2023 and 2027, led by no-alcohol at +7%, with low-alcohol expanding by +3% over the same timescale.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of eighteen patent families including 27 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how its proprietary MEAI-based, ethanol free, alcohol substitute presents a significant health-focused alternative that aligns with the growing global trend towards no- and low-alcohol consumption and its belief that its progress is a signal to the market that it is on the verge of introducing a groundbreaking product that will allow the benefits of drinking without the health implications that complies with consumer health trends. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.